UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Mettler-Toledo International Inc.
(Exact name of registrant as specified in its charter)

Delaware (State incorporation)	001-13595 (Commission File Number)	13-3668641 (IRS Employer Identification No.)

Im Langacher 44
CH-8606, Greifensee, Switzerland
and
1900 Polaris Parkway
Columbus, OH 43240
___________________________________
(Address of principal executive offices) (zip code)

Shawn P. Vadala, Chief Financial Officer
1-614-438-4511
____________________________________
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period for January 1 to December 31, 2020.
Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Mettler-Toledo International Inc. (the “Company”) has filed a Conflict Minerals Report (the “Report”) pursuant to Rule 13p-1 of the Securities Exchange Act (17 CFR 240.13p-1). The Report is attached as Exhibit 1.01 to this Form SD. The Report is also publicly available at www.mt.com/policies.

Item 1.02 Exhibit

The Company has filed a Conflict Minerals Report as required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

METTLER-TOLEDO INTERNATIONAL INC.

Date: June 1, 2021	By:	/s/ Shawn P. Vadala

Shawn P. Vadala
Chief Financial Officer